THE ASTRID EXPERIENCE

A Romantic Drama-Comedy Feature Film Set in the City of Angels


THE
ASTRID
EXPERIENCE

theastridexperience.com Los Angeles, CA

Entertainment Film

Highlights

1. Professional, experienced team.
2. The film has already been shot and is 'in-the-can.'
3. Screenplay by an award-winning writer.
4. Innovative filmmaking technology.
5. Pre-production and production risk factors have been nullified.
6. Original soundtrack by John That and Music Producer Moss Dub.
7. Will set up a CAMA (Collection Account Management Agreement) with Fintage House or Freeway to allocate proceeds to investors.
8. The Founders are also investors in the film. They have 'skin in the game.'

Our Founder



John R Steere III Producer/ Music Supervisor

Singer/Songwriter, Music Producer, and President of Noblehooks Productions. Current musical acts include 'Academy', 'The YLD', and the 'John That' band.

We chose this idea because it is both personal and important to us. The events depicted in this film chronicle some of the most important, life-changing moments in the directors life and lives of others. We care because the project deals with subject matter that is relevant not only to us but to society as a whole at this place in history.

THE ASTRID EXPERIENCE - Official Teaser Trailer


THE ASTRID EXPERIENCE - Official Trailer
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THE
ASTRID
EXPERIENCE
TRAILER

We Shot The Astrid Experience in February and March of 2019. We're currently in Post-Production and it's been a great ride so far!

Here are some Screenshots that tell our story...



'Wake Up Chase'



Chase -- 'Morning Routine'



Astrid -- 'Actress Life'



Chase -- 'Book Signings'





Chase -- 'Going to Audition'



Chase & Astrid -- 'First Impressions'



Astrid -- 'Locked out'

LOGLINE

A artist in recovery meets a free-spirited actress when he helps her out of a difficult situation at a casting studio. To thank him, she invites him to a party, kicking off a magical, all-night adventure through Los Angeles that shows him he has something more worth living for.



Astrid -- 'Thanks for the missed connection'



Chase -- 'Lonely Nights'





Astrid & Chase -- 'Oh, Hello Again'



Astrid & Chase -- 'Get to Know Me'



Astrid & Chase -- 'In Transit'



Astrid & Chase -- 'Connecting on the Drive'



'Enter Robbie Baker'





Chase, Astrid, and Rob — 'Young, Wild, and Free'



Astrid & Chase — 'Mulholland Drive'



Astrid & Chase — 'Going Deeper'



Astrid & Chase — 'Caught in the Moment'



Astrid — 'Fast Lane Regrets'

Astrid — 'Bad Habits Die Hard'



Chase — 'Finding Support'



Chase — 'Isolation'



Chase — 'Write, Don't Drink.'



Astrid -- 'Still Curious'



Chase and Astrid -- 'Redemption'





Chase & Astrid — 'Love in LA'



Chase and Astrid — Final Shot — 'She locked her keys in her car... Again!'

OUR TEAM HAS 30+ YEARS OF COMBINED INDUSTRY EXPERIENCE

Between Cal Barnes, our Writer/Director/ and Lead Actor, John That, our Producer, Chris Pilarski, our DP, Lucia Xypteras, our Lead Actress, and the rest of the cast, our team has well over 30 years of combined industry experience. Below are just a handful or projects are team has brought to life...


UNFRIENDED

Cal Barnes is a supporting actor


The Adventures of Aladdin

Lucia Xypteras is a lead actress


THE AMAZING TRUE STORY OF TOGO AND BALTO
THE GREAT ALASKAN RACE

Petrie Willink is a supporting actor


ADOLESCENCE

Cal Barnes is the lead screenwriter


NETFLIX
COMEDIANS IN CARS GETTING COFFEE

John That was a production assistant


ZENITH ENSEMBLE
RISE
A New Play by CAL BARNES
Directed by AARON LYONS
LA Weekly

Cal Barnes wrote this award-winning play that Brett Colbeth starred in






JOHN THAT
HIPPY GIRL

Cal Barnes Directed John That's music video


Radiosurfer
PARENTAL ADVISORY EXPLICIT CONTENT

John That's first studio album

OUR AUDIENCE

Fans of Metropolitan, romantic dramedies featuring cool, relatable characters and an iconic soundtrack will find their new favorite in 'The Astrid Experience.' We've hit a lot of the classic beats that make our kind of story a festival favorite, and ventured out and created new ones! Some inspirational and classic films in our genre are 'Nick & Nora's Infinite Playlist', 'Gardenstate', 'Celeste and Jesse Forever', '500 Days of Summer', and 'Like Crazy.'


IN SEARCH OF A MIDNIGHT KISS
I WANT YOU
I NEED YOU
I LOVE YOU
I MISS YOU
LIKE CRAZY
6 YEARS
(500) DAYS OF SUMMER
GARDEN STATE
CELESTE AND JESSE FOREVER
LA LA LAND
MICHAEL CERA
KAT DENNINGS
NICK&NORAH'S INFINITE PLAYLIST
MICHELLE MORGAN
JORMA TACCONE
DREE HEMINGWAY
It Happened in L.A.

AND CHECK OUT SOME OF THESE BEHIND THE SCENES PHOTOS ON SET OF 'THE ASTRID EXPERIENCE'...





'Lighting a World' with The Astrid Experience DP Christopher Pilarski



TAE Producer John That — 'Down n' Out' after a long day



'Chillin' with Robbie Baker





Astrid with her friends Brooke & Nova — 'Club Girls'



'Astrid's World'



Writer/Director Cal Barnes and Producer John That — 'Livin' the Dream'





Astrid & Emma — 'Frenemies'



Lotus Bech as Emma — 'Preparing for a scene'



Writer/Director and DP Chris Pilarski prepping a scene





'Never Enough Astrid'



(Left to Right) — Cal Barnes (Chase Abbott, Writer/Director), Lucia Xypteras (Astrid), Christopher Pilarksi (DP), Paige Haley (PA)



Cal Barnes (Chase), Lucia Xypteras (Astrid), John That (Producer & Himself) & Astrid's '66 Purple Mustang



Astrid — 'After Hours'





TAE Squad -- 'On Location at Mel's Diner'



TAE Squad -- 'Breaking for dinner'

INTO THE FUTURE...

As Lucia Xypteras, our lead actress, told our director during casting, Astrid means 'Divinely Beautiful.' If you translate that into the title it is The Divinely Beautiful Experience... and it really has been so far.

WE'RE LOOKING FORWARD TO SHARING MORE WITH YOU AS THE PROJECT PROGRESSES!

Downloads


TAE PITCH DECK WeFunder Final small .pdf